File No. 812-14127

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”) FOR AN ORDER OF

EXEMPTION FROM (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND

RULE 18f-2 UNDER THE 1940 ACT AND (2) CERTAIN DISCLOSURE REQUIREMENTS

UNDER VARIOUS RULES AND FORMS

LEGG MASON PARTNERS EQUITY TRUST

PERMAL ASSET MANAGEMENT LLC

620 EIGHTH AVENUE

NEW YORK, NEW YORK 10018

Please send all communications, notices and orders to:

Robert I. Frenkel, Esq.

Legg Mason Partners Equity Trust

100 First Stamford Place

Stamford, CT 06902

With copies to:

Roger P. Joseph, Esq.

Bingham McCutchen LLP

One Federal Street

Boston, MA 02110

and

Benjamin J. Haskin, Esq.

Willkie Farr & Gallagher LLP

1875 K Street, N.W.

Washington DC 20036

As filed with the Securities and Exchange Commission on September 24, 2013

This First Amended and Restated Application (including exhibits) consists of 40 pages.

The exhibit index appears on page 36.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

IN THE MATTER OF Legg Mason Partners Equity Trust Permal Asset Management LLC	: : : : : : : : : : : : : : : : : : : : : :

FIRST AMENDED AND RESTATED

APPLICATION PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF

1940 (THE “1940 ACT”) FOR AN ORDER OF

EXEMPTION FROM (1) CERTAIN

PROVISIONS OF SECTION 15(a) OF THE

1940 ACT AND RULE 18f-2 UNDER THE 1940

ACT AND (2) CERTAIN

DISCLOSURE REQUIREMENTS UNDER

VARIOUS RULES AND FORMS

Investment Company Act of 1940

File No. 812–14127

I.	INTRODUCTION

Legg Mason Partners Equity Trust (the “Trust”), a registered open-end investment company that may offer one or more series of shares (each a “Series” and collectively, the “Series”)1 and Permal Asset Management LLC, which expects to be investment adviser to the Alternative Select Fund (“Permal” or the “Advisor” and together with the Trust, the “Applicants”)2, hereby file this amended application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under
Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the approval of the board of trustees of the Trust (the “Board”), including a majority of those who are not “interested persons” of the Series or the Advisor as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to, without obtaining shareholder approval: (i) select certain wholly-owned and non-affiliated investment sub-advisers (each a “Sub-Advisor” and collectively, the “Sub-Advisors”) to manage all or a portion of the assets of a Series and enter into investment sub-advisory agreements with the Sub-Advisors (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”), and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors. As used herein, a Sub-Advisor for a Series is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Advisor for that Series, or (2) a sister company of the Advisor for that Series that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that,

1 The Series that currently intends to rely on the requested order, and to be a “Subadvised Series” as defined herein, is Permal Alternative Select Fund (the “Alternative Select Fund”).

2 The term “Advisor” includes (i) the Advisor, and (ii) any entity controlling, controlled by or under common control with, the Advisor or its successors. For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

indirectly or directly, wholly owns the Advisor (each of (1) and (2) a “Wholly-Owned Sub-Advisor” and collectively, the “Wholly-Owned Sub-Advisors”), or (3) not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Series, the Trust or the Advisor, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to a Series (each a “Non-Affiliated Sub-Advisor” and collectively, the “Non-Affiliated Sub-Advisors”).3

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that is advised by an Advisor, uses the multi-manager structure described in this Application, and complies with the terms and conditions set forth herein (“Subadvised Series”). All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Series that currently intend to be Subadvised Series are identified in the Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.4

3 Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

4 The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Advisor, who is an affiliated person, as defined in section 2(a)(3) of the 1940 Act, of the Subadvised Series or of the Advisor, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series (“Affiliated Sub-Advisor”).

Applicants are seeking this exemption primarily to enable the Advisor and Board to obtain for each Subadvised Series the services of one or more Sub-Advisors believed by the Advisor and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Advisor and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Advisor, in its capacity as investment adviser, is responsible for evaluating, allocating assets to and overseeing the Sub-Advisors, and making recommendations about their hiring, termination and replacement to the relevant Board, at all times subject to the authority of the relevant Board. This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, the Advisor, with the approval of the applicable Board, including a majority of the members of the Board who are Independent Board Members, would on behalf of each Subadvised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisors or Wholly-Owned Sub-Advisors, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisors and Wholly-Owned Sub-Advisors. Shareholder approval will continue to be required for any other sub-adviser changes (not otherwise permitted by rule or other action of the Commission or staff) and material amendments to an existing Sub-Advisory Agreement with any sub-adviser other than a Non-Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor (all such changes referred to herein as “Ineligible Sub-Advisor Changes”).

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Series would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-Advisors and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II.	THE TRUST

The Trust is organized as a Maryland statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Board consists of eleven (11) members, 10 of whom, including the Chairperson, are Independent Board Members. Permal will serve as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to the Alternative Select Fund.5 The Alternative Select Fund’s assets will be allocated among Sub-Advisors that employ a variety of “alternative” investment strategies. Permal also may provide portfolio management services for a portion of the Alternative Select Fund’s assets. The Trust may offer additional Series which in the future may operate under the multi-manager structure. The Trust and the Series are not required to hold annual shareholder meetings.

The Trust may offer shares of one or more Series with its own distinct investment objectives, policies and restrictions. Currently, the Trust consists of 40 Series. The Series offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, certain Series may issue a class of shares that is subject to a

5 The Alternative Select Fund is newly organized and the Board meeting at which Permal will be appointed as “investment adviser” has not yet occurred.

front-end sales load or a contingent deferred sales load. In addition, a Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act. Shares of each Series are offered pursuant to a registration statement filed on Form N-1A.

III.	THE ADVISOR

Permal, a limited liability company organized under the laws of the State of Delaware with its principal address located in New York, New York, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). Permal is a wholly-owned indirect subsidiary of Legg Mason, Inc. (“Legg Mason”). Legg Mason is a global asset management company that, acting through its subsidiaries, provides investment management and related services to institutional and individual clients. Legg Mason maintains a global investment management presence in the world’s major investment centers through direct and indirect, wholly-owned subsidiaries, including Permal. Each Legg Mason asset management operation has its own personnel and resources, including portfolio managers and analysts, and offers specialized asset management services to Legg Mason clients, including in some instances, the Series. Legg Mason provides a wide array of support services to the Legg Mason asset management operations.

Permal’s services are typically referred to as fund-of-funds investing or multi-manager investing, meaning that it invests client assets with third party portfolio managers. As part of this business, Permal regularly analyzes, evaluates and invests client assets with managers employing a variety of investment strategies and techniques. Permal, founded in 2002, is a wholly-owned direct subsidiary of the Permal Group, Ltd., a pioneer in multi-manager, multi-strategy alternative investments since 1973, which is wholly owned by Legg Mason. Permal has developed the resources and expertise for selecting and monitoring managers. Permal operates as a separate business within Legg Mason, with 51 current employees performing investment functions, including portfolio managers, analysts, and non-clerical employees involved in due diligence or oversight of sub-advisers. In addition to serving as the investment adviser to the Alternative Select Fund, Permal sub-advises investment companies and provides alternative investment strategies to high net worth individuals, corporations, sovereign wealth funds, public pension plans and pooled investment vehicles.

Permal is expected to serve as the investment adviser to the Alternative Select Fund pursuant to an investment advisory agreement with the Trust (the “Investment Management Agreement” and together with any other investment advisory agreements entered into between an Advisor and the Trust on behalf of a Series, the “Investment Management Agreements”). Each other Advisor is or will be registered with the Commission as an investment adviser under the Advisers Act.

The Investment Management Agreements will be approved by the applicable Board, including a majority of the Independent Board Members, and by the shareholders of the applicable Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of these Investment Management Agreements will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the Advisor, subject to the supervision of the applicable Board, will (except to the extent delegated to one or more Sub-Advisors, as described below) provide continuous investment management of the assets of the applicable Series. As the investment adviser to a Series, the Advisor will (except to the extent delegated to one or more Sub-Advisors) determine the securities and other instruments to be purchased, sold or entered into by the Series and place orders with brokers or dealers selected by the Advisor. The Advisor also will (except to the extent delegated to one or more Sub-Advisors) determine what portion of the Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Advisor will periodically review a Series’ investment policies and strategies and, based on the need of a particular Series, may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Consistent with the terms of the Investment Management Agreement, the Advisor may, subject to the approval of the applicable Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisors. In accordance with each Investment Management Agreement, the Advisor will oversee, monitor and review each Sub-Advisor in its performance of its duties. The Advisor will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series, and the Advisor’s responsibilities will include, for example, recommending the removal or replacement of Sub-Advisors, and determining the portion of that Subadvised Series’ assets to be managed by any given Sub-Advisor and reallocating those assets as necessary from time to time. If the Advisor determines to delegate portfolio management responsibilities to one or more sub-advisers, the Advisor will evaluate, select and recommend Sub-Advisors to manage the assets (or portion thereof) of a Subadvised Series, oversee, monitor and review the Sub-Advisors and their performance and their compliance with the Subadvised Series’ investment policies and restrictions. If the name of any Subadvised Series contains the name of a Sub-Advisor, the name of the Advisor that serves as the primary adviser to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identify that Advisor, will precede the name of the Sub-Advisor.

For its services to each Subadvised Series under the applicable Investment Management Agreement, the Advisor will receive an investment management fee from that Subadvised Series based on the average net assets of that Subadvised Series. A Sub-Advisor will receive an investment advisory fee from the Advisor based on the percentage of assets overseen by the Sub-Advisor, based on a percentage of the fee received by the Advisor from the Subadvised Series under the Investment Management Agreement or based on a percentage of the assets of the Subadvised Series. The fee paid to a Sub-Advisor is the result of negotiations between the Advisor and the Sub-Advisor and will be approved by the applicable Board for that Subadvised Series, including a majority of the Independent Board Members.

IV.	THE SUB-ADVISORS

Pursuant to the authority under the Investment Management Agreement, the Advisor will enter into Sub-Advisory Agreements with one or more Sub-Advisors on behalf of the Alternative Select Fund and any future Subadvised Series.

The Sub-Advisors will be “investment advisers” to the Subadvised Series within the meaning of section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisors will be registered with the Commission as investment advisers under the Advisers Act or exempt from such registration. The Advisor selects Sub-Advisors based on the Advisor’s evaluation of the Sub-Advisors’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the applicable Board. The Advisor may employ multiple Sub-Advisors for one or more of the Subadvised

Series. In those instances, the Advisor would allocate and, as appropriate, reallocate a Subadvised Series’ assets among the Sub-Advisors and the Sub-Advisors would have management oversight of that portion of the Subadvised Series allocated to each of them. The Advisor will engage in an ongoing analysis of the continued advisability of retaining a Sub-Advisor and make recommendations to the applicable Board as needed. The Advisor will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisors, including the fees paid to the Sub-Advisors, and make recommendations to the applicable Board as needed.

The Sub-Advisors, subject to the supervision of the Advisor and oversight of the applicable Board, will determine the securities and other instruments or investments to be purchased, sold or entered into by a Subadvised Series’ portfolio or a portion thereof, and will place orders with brokers or dealers that they select. The Sub-Advisors will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Series, and will assist the Advisor to maintain the Subadvised Series’ compliance with the relevant requirements of the 1940 Act. The Sub-Advisors will monitor the respective Subadvised Series’ investments and provide periodic reports to the applicable Board and Advisor. The Sub-Advisors will also make their officers and employees available to the Advisor and the applicable Board to review the investment performance and investment policies of the Subadvised Series.

Any Sub-Advisory Agreement will be approved by the applicable Board, including a majority of the Independent Board Members in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Sub-Advisory Agreement will comply fully with the requirements of
Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement

will precisely describe the compensation that the Sub-Advisor will receive for providing services to the relevant Subadvised Series, and will provide that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the applicable Board at the times and manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Advisor, the applicable Board or by the shareholders of the Subadvised Series on sixty days’ written notice to the Sub-Advisor, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants. The Sub-Advisory Agreements will set forth the duties of the Sub-Advisors and precisely describe the compensation paid by the Advisor to the Sub-Advisors.

The terms of the Sub-Advisory Agreements will also be reviewed and renewed on an annual basis by the applicable Board, including a majority of the Independent Board Members in accordance with Section 15(c) of the 1940 Act. Each year, the applicable Board dedicates substantial time to review contract matters, including matters relating to investment management agreements and sub-advisory agreements. Over the course of several months, the contract committee of the applicable Board (or, in the absence of a contract committee, all of the Independent Board Members), in coordination with other committees of the applicable Board, reviews comprehensive materials received from the investment advisers to the Series, independent third parties and independent counsel. The contract committee of the applicable Board consists entirely of Independent Board Members. The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

Consistent with the current practice for other Series of the Trust, the applicable Board will review information provided by an Advisor and Sub-Advisors when it is asked to approve or renew Sub-Advisory Agreements, and each Subadvised Series will disclose in its statutory prospectus that a discussion regarding the basis for the applicable Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Subadvised Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the applicable Board will be maintained as part of the records of the respective Subadvised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Advisor will agree to pay the Sub-Advisors a fee based on the percentage of the assets overseen by the Sub-Advisors, based on a percentage of the fee received by the Advisor from the Subadvised Series under the Investment Management Agreement, or based on a percentage of the assets of the Subadvised Series. Each Sub-Advisor will bear its own expenses of providing investment management services to the relevant Subadvised Series. Neither the Trust nor any Subadvised Series is responsible for paying sub-advisory fees to any Sub-Advisor. The Advisor will compensate each Sub-Advisor out of the fee paid to the Advisor under the relevant Investment Management Agreement.

V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

VI.	LEGAL ANALYSIS AND DISCUSSION

a.	Shareholder Vote

i.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisors are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Series to approve Sub-Advisory Agreements whenever the Advisor proposes to the applicable Board to hire new Sub-Advisors to manage the assets of a Subadvised Series. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the applicable Board on not more than 60 days’ notice.6 In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisors.7

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. As a general matter, the Applicants believe that Rule 2a-6 under the 1940 Act may not in all circumstances provide a safe harbor to recommend, hire and terminate Wholly-Owned Sub-Advisors. Any Wholly-Owned Sub-Advisor is expected to run its own day-to-day operations and each will have its own investment personnel. Therefore, in certain instances appointing certain Wholly-Owned Sub-Advisors could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.8

6 See Section 15(a)(3) of the 1940 Act.

7 See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

8 Applicants also do not believe that the guidance offered by the Commission in no-action letters would apply to every instance of appointing a Wholly-Owned Sub-Advisor. See Wells Fargo Bank N.A. (pub. avail. March 31, 1998). See also American Express Financial Corporation (pub. avail. November 17, 1998).

ii.	Requested Relief

Applicants seek relief to permit the Advisor to (i) select Sub-Advisors to manage all or a portion of the assets of a Subadvised Series and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors, each subject to the approval of the applicable Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Advisor either operates the Subadvised Series, or may operate the Subadvised Series, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

1. Operations of the Trust

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.9 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.10 The relief sought in this Application is consistent with this public policy.

9 See Section 1(b)(6) of the 1940 Act.

10 Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Subadvised Series’ assets, including the selection and supervision of the Sub-Advisors, is vested in the Advisor, subject to the oversight of the applicable Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisors in the Advisor in light of the management structure of the Subadvised Series, as well as the shareholders’ expectation that the Advisor is in possession of information necessary to select the most capable Sub-Advisors. The Advisor has the requisite expertise to evaluate, select and supervise the Sub-Advisors. The Advisor will not normally make day-to-day investment decisions for a Subadvised Series.11

From the perspective of the shareholder, the role of the Sub-Advisors is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisors are

11 Although the Advisor will not normally make such day-to-day investment decisions, it may manage all or a portion of a Subadvised Series.

each charged with the selection of portfolio investments in accordance with a Subadvised Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Series. Shareholders expect the Advisor, subject to review and approval of the applicable Board, to select the Sub-Advisors who are in the best position to achieve the Subadvised Series’ investment objective. Shareholders also rely on the Advisor for the overall management of a Subadvised Series and the Subadvised Series’ total investment performance.

In evaluating the services that a Sub-Advisor will provide to a Subadvised Series, the Advisor considers certain information, typically including, but not limited to, the following:

1.	the advisory services provided by the Sub-Advisor, including the Sub-Advisor’s investment management philosophy and technique and the Sub-Advisor’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Series;

2.	a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Series, and the ability of the Sub-Advisor to attract and retain capable personnel;

3.	reports setting forth the financial condition and stability of the Sub-Advisor; and

4.	reports setting forth the Sub-Advisor’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Advisor and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Advisor will typically: (i) review the Sub-Advisor’s current Form ADV, if applicable; (ii) conduct a due diligence review of the Sub-Advisor; and (iii) conduct an interview of the Sub-Advisor.

In addition, the Advisor and the relevant Board will consider the reasonableness of the Sub-Advisor’s compensation with respect to each Subadvised Series for which the Sub-Advisor will provide portfolio management services. Although only the Advisor’s fee is payable directly by a Subadvised Series, and the Sub-Advisor’s fee is payable by the Advisor, the Sub-Advisor’s fee directly bears on the amount and reasonableness of the fee payable by a Subadvised Series. Accordingly, the Advisor and the relevant Board will analyze the fees paid to Sub-Advisors in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Advisor and the relevant Board consider such information as they deem necessary or appropriate to fulfill their obligations under Section 15(c) of the 1940 Act, which may include:

•	a description of the proposed method of computing the fees and possible alternative fee arrangements;

•	comparisons of the proposed fees to be paid by each applicable Subadvised Series with fees charged by the Sub-Advisor for managing comparable accounts and comparisons of proposed investment management fees to be paid by each applicable Subadvised Series with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

•	data with respect to the projected expense ratios of each applicable Subadvised Series and comparisons with other mutual funds of comparable size.

2. Minimizing Conflicts of Interest

With respect to the relief sought herein, the Applicants believe that any conflict of interest, opportunity for self-dealing or economic incentive for the Advisor to select a Wholly-Owned Sub-Advisor to manage all or a portion of the assets of a Subadvised Series will be minimized by the conditions set forth in this Application. As noted above, no Subadvised Series will be responsible for compensating a Wholly-Owned Sub-Advisor. The Advisor will receive a management fee pursuant to the Investment Management Agreement, which has been approved by the applicable Board, including a majority of the Independent Board Members, and the shareholders of the relevant Subadvised Series. The Advisor is responsible, pursuant to the Sub-Advisory Agreement, for paying the Wholly-Owned Sub-Advisor from the management fee it is paid by the Subadvised Series.

Even if the Advisor had an economic incentive, the ability to act to the detriment of the shareholders of the Subadvised Series is minimized by the conditions set forth in this Application. Applicants assert that conditions 6, 7, 10 and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board will be Independent Board Members, and Independent Board Members will have independent counsel. For any Subadvised Series that uses a sub-adviser that is an “affiliated person” (as such term is defined in the 1940 Act) of the Advisor, including, but not limited to, Wholly-Owned Sub-Advisors, a condition requires the applicable Board to make a separate finding, reflected in the applicable Board minutes, that any change in Sub-Advisors to manage all or a portion of the assets of that Subadvised Series is in the best interests of the Subadvised Series and its shareholders. A new Sub-Advisor would also need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Sub-Advisor. If an Advisor proposes to terminate a Non-Affiliated Sub-Advisor and hire a Wholly-Owned Sub-Advisor for a Subadvised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Board Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Advisor by the Subadvised Series would remain subject to the annual review by the applicable Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the applicable Board, including a majority of the Independent Board Members.

3. Benefits to Shareholders

In the absence of the requested relief, when new Sub-Advisors are retained by the Advisor on behalf of a Subadvised Series, the shareholders of the Subadvised Series would be required to approve the Sub-Advisory Agreements. Similarly, if existing Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Subadvised Series would be required. Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisors, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Advisor. In all these instances the need for shareholder approval would require the Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Advisor or one whose management team has parted ways with the Sub-Advisor, potentially harmful to the Subadvised Series and its shareholders.

As noted above, shareholders investing in a Subadvised Series that has Sub-Advisors are effectively hiring the Advisor to manage the Subadvised Series’ assets by overseeing, monitoring and evaluating the Sub-Advisors rather than by the Advisor hiring its own employees to oversee the Subadvised Series. Applicants believe that permitting the Advisor to perform the duties for which the shareholders of a Subadvised Series are paying the Advisor – the selection, supervision and evaluation of the Sub-Advisors – without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series’ shareholders and will allow such Subadvised Series to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Series will be able to replace Sub-Advisors more quickly and at less cost, when the applicable Board, including a majority of the Independent Board Members, and the Advisor believe that a change would benefit a Subadvised Series and its shareholders. Without the requested relief, a Subadvised Series may, for example, be left in the hands of a Sub-Advisor that may be unable to manage a Subadvised Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisor. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Advisor, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Advisor.

If the relief requested is granted, each Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the relevant Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Advisor to each Sub-Advisor.

4. Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Series will include all information required by Form N-1A concerning the Sub-Advisors. If new Sub-Advisors are retained or Sub-Advisory Agreements are materially amended, the Subadvised Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).

If new Sub-Advisors are hired, the Subadvised Series will inform shareholders of the hiring of a new Sub-Advisor pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Advisor is hired for any Subadvised Series, that Subadvised Series will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;12 and (b) the Subadvised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy

12 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Advisor; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

solicitation to approve the appointment of new Sub-Advisors provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Subadvised Series relying on the requested relief in this Application, the applicable Board, including its Independent Board Members, will have approved its operations as described herein. Additionally, the shareholders of the applicable Subadvised Series will approve its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, or by the sole shareholder prior to the Subadvised Series offering its shares. Each Subadvised Series will at all times following shareholder approval include in the applicable prospectus the disclosure required by condition 2 to this Application, provided that if a Subadvised Series obtains shareholder approval of the multi-manager policy described herein prior to the requested order being granted, the Subadvised Series’ prospectus will disclose at all times following that approval the fact that the Subadvised Series has applied for this exemptive relief and the potential existence, substance and effect of the requested order and the other disclosures provided for in condition 2 below. In the case of any new Subadvised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained. A Subadvised Series whose prospectus did not, at all times following shareholder approval of the multi-manager structure, contain appropriate disclosure that the Subadvised Series has applied for, or received, exemptive relief to operate under the multi-manager structure, as required by condition 2 to this Application, will obtain shareholder approval before relying on the requested order.

b.	Fee Disclosure

i.	Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Subadvised Series to disclose the fees paid to Sub-Advisors in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Series’ financial statements to disclose information concerning fees paid to Sub-Advisors, the nature of the Sub-Advisor’s affiliations, if any, with the Advisor, and the names of any Sub-Advisors accounting for 5% or more of the aggregate fees paid to the Advisor.

ii.	Requested Relief

Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of a Subadvised Series’ net assets) (a) the aggregate fees paid to the Advisor and any Wholly-Owned Sub-Advisors; (b) the aggregate fees paid to Non-Affiliated Sub-Advisors; and (c) the fee paid to each Affiliated Sub-Advisor (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a),

(b) and (c) of Regulation S-X.13 The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Subadvised Series’ net assets. Applicants believe that the relief sought in this Application should be granted because the Advisor intends to operate Subadvised Series under a multi-manager structure and no Subadvised Series would be responsible for the payment of advisory fees to the Sub-Advisors. As a result, disclosure of the individual fees that the Advisor pays to the Sub-Advisors would not serve any meaningful purpose.

As noted above, the Advisor may operate Subadvised Series in a manner different from a traditional investment company. By investing in a Subadvised Series, shareholders are hiring the Advisor to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisors rather than by hiring its own employees to manage the assets directly. The Advisor, under the supervision of the applicable Board, is responsible for overseeing the Sub-Advisors and recommending their hiring and replacement. In return, the Advisor receives a management fee from each Subadvised Series. Pursuant to each Sub-Advisory Agreement, the Advisor will compensate the Sub-Advisors directly. Disclosure of the individual fees that the Advisor would pay to the Sub-Advisors does not serve any meaningful purpose since investors pay the Advisor to oversee, monitor, evaluate and compensate the Sub-Advisors. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisors are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the management fee paid to the Advisor will be fully disclosed and therefore, shareholders will know what the Subadvised Series’ fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies.

13 Conditions 8 and 9 to this Application require that the Advisor provide the Board with certain profitability information about the Subadvised Series. Applicants will only comply with conditions 8, 9 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

Indeed, in a more conventional arrangement, requiring the Subadvised Series to disclose the fees negotiated between the Advisor and the Sub-Advisors would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Series, the shareholders will have chosen to employ the Advisor and to rely upon the Advisor’s expertise in monitoring the Sub-Advisors, recommending the Sub-Advisors’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisors. There are no policy reasons that require shareholders of the Subadvised Series to be informed of the individual Sub-Advisor’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.14

The requested relief would benefit shareholders of the Subadvised Series because it would improve the Advisor’s ability to negotiate the fees paid to Sub-Advisors. The Advisor’s ability to negotiate with the various Sub-Advisors would be adversely affected by public

14 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Advisor. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Advisor.

disclosure of fees paid to each Sub-Advisor. If the Advisor is not required to disclose the Sub-Advisors’ fees to the public, the Advisor may be able to negotiate rates that are below a Sub-Advisor’s “posted” amounts. Moreover, if one Sub-Advisor is aware of the advisory fee paid to another Sub-Advisor, the Sub-Advisor is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisors to negotiate lower sub-advisory fees with the Advisor if the lower fees are not required to be made public.

c.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisors have been granted previously by the Commission. See, e.g., Cash Account Trust, et al., Investment Company Act Release Nos. 30151 (July 25, 2012) (notice) and 30172 (August 20, 2012) (order) (“Cash Account Trust”); ING Investments, LLC et al., Investment Company Act Release Nos. 30566 (June 24, 2013) (notice) and 30603 (July 22, 2013) (order) (“ING Investments”).

The relief sought herein with respect to sub-advisers that are wholly-owned by the investment advisor is similar to relief that was previously granted by the Commission. See, e.g., Cash Account Trust; ING Investments; Capital Research and Management Company et al., Investment Company Act Release Nos. 30150 (July 25, 2012) (notice) and 30173 (August 20, 2012) (order) (“Capital Research”); Franklin Advisers, Inc. and Franklin Templeton International Trust, Investment Company Act Release Nos. 30105 (June 18, 2012) (notice) and 30138 (July 17, 2012) (order) (“Franklin”); PIMCO Funds: Multi-Manager Series, et al., Investment Company Act Release Nos. 24558 (July 17, 2000) (notice) and 24597 (August 14, 2000) (order) (“PIMCO Funds”). In addition, no-action relief granted by the staff of the SEC expanded the relief granted in PIMCO Funds to include sub-advisers that were wholly-owned subsidiaries of the company that wholly-owned the investment adviser. See PIMCO Funds: Multi-Manager Series (Ref. No. 02-3-ICR) (avail. August 6, 2002). Similarly, the relief provided in Cash Account Trust, ING Investments, Capital Research and Franklin extended to “sister” subsidiaries as well as to direct subsidiaries of the primary investment adviser. For the reasons set forth above, the Applicants believe that the relief sought with respect to Wholly-Owned Sub-Advisors would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder. Further, Applicants believe that the Advisor would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application.

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Cash Account Trust, ING Investments, Capital Research and PIMCO Funds.

VII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions15:

1.	Before a Subadvised Series may rely on the order requested in the Application, the operation of the Subadvised Series in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisors, will be approved by a majority of the Subadvised Series’ outstanding voting securities as defined in the 1940 Act, or, in the case of a new Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series’ shares to the public.

15 Applicants will only comply with conditions 8, 9 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

2.	The prospectus for each Subadvised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Subadvised Series will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Advisor has the ultimate responsibility, subject to oversight by the applicable Board, to oversee the Sub-Advisors and recommend their hiring, termination and replacement.

3.	The Advisor will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series’ assets. Subject to review and approval of the applicable Board, the Advisor will: (a) set a Subadvised Series’ overall investment strategies, (b) evaluate, select, and recommend Sub-Advisors to manage all or a portion of a Subadvised Series’ assets, and (c) implement procedures reasonably designed to oversee the Sub-Advisors’ compliance with a Subadvised Series’ investment objective, policies and restrictions. Subject to review by the applicable Board, the Advisor will (a) when appropriate, allocate and reallocate a Subadvised Series’ assets among multiple Sub-Advisors; and (b) monitor and evaluate the performance of Sub-Advisors.

4.	A Subadvised Series will not make any Ineligible Sub-Advisor Changes without the approval of the shareholders of the applicable Subadvised Series.

5.	A Subadvised Series will inform shareholders of the hiring of a new Sub-Advisor within 90 days after the hiring of the new Sub-Advisor pursuant to the Modified Notice and Access Procedures.

6.	At all times, at least a majority of the applicable Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.	Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.	The Advisor will provide the applicable Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Advisor during the applicable quarter.

9.	Whenever a Sub-Advisor is hired or terminated, the Advisor will provide the applicable Board with information showing the expected impact on the profitability of the Advisor.

10.	Whenever a sub-adviser change is proposed for a Subadvised Series with an Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, the applicable Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor or Wholly-Owned Sub-Advisor derives an inappropriate advantage.

11.	No Board Member or officer of a Subadvised Series, or director, manager, or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Advisor, except for ownership of interests in the Advisor or any entity, except a Wholly-Owned Sub-Advisor, that controls, is controlled by, or is under common control with the Advisor.

12.	Each Subadvised Series will disclose the Aggregate Fee Disclosure in its registration statement.

13.	In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

VIII.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that the Trust’s address is 620 Eighth Avenue, New York, New York 10018, that Permal’s address is 900 3rd Avenue, New York, New York 10022, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the cover page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

LEGG MASON PARTNERS EQUITY TRUST

By:	/s/ Kenneth D. Fuller
Name: Kenneth D. Fuller
Title : President and Chief Executive Officer

PERMAL ASSET MANAGEMENT LLC

By:	/s/ Karen Hager
Name: Karen Hager
Title: Chief Compliance Officer

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-2	Certifications
Exhibits B-1 through B-2	Verifications

Exhibit A-1

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Secretary of Legg Mason Partners Equity Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Declaration of Trust and By-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust on February 6, 2013 in accordance with the By-laws of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the Trust is hereby authorized to file with the SEC an application for exemptive relief under the 1940 Act to permit the Fund’s investment adviser, subject to the approval of the Board but without shareholder approval where shareholder approval would otherwise be required, to select investment subadvisers for the Fund and to change the terms of the agreements with these subadvisers, as described at this meeting, and that the officers of the Trust be, and each hereby is, authorized with the advice of counsel to prepare, execute and file on behalf of the Trust such an application and any related documents.

Dated: September 24, 2013

/s/ Robert I. Frenkel
Name: Robert I. Frenkel
Title: Secretary

Exhibit A-2

CERTIFICATION

The undersigned hereby certifies that she is the duly elected Chief Compliance Officer of Permal Asset Management LLC (“the Company”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application have been taken and that as Chief Compliance Officer of the Company, she is authorized to execute and file the Application on behalf of the Company.

Dated: September 24, 2013

/s/ Karen Hager
Name: Karen Hager
Title: Chief Compliance Officer

Exhibit B-1

VERIFICATION

The undersigned states that he has duly executed the attached Application for an Exemptive Order dated September 24, 2013 for and on behalf of Legg Mason Partners Equity Trust (the “Trust”); that he is the President and Chief Executive Officer of the Trust; and that all actions by trustees and other persons necessary to authorize the undersigned to execute and file the Application has been taken. The undersigned further states that he is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: September 24, 2013

/s/ Kenneth D. Fuller
Name: Kenneth D. Fuller
Title: President and Chief Executive Officer

Exhibit B-2

VERIFICATION

The undersigned states that she has duly executed the attached Application for an Exemptive Order dated September 24, 2013 for and on behalf of Permal Asset Management LLC (the “Company”); that she is the Chief Compliance Officer of the Company; and that all actions by directors, officers and other persons necessary to authorize the undersigned to execute and file the Application has been taken. The undersigned further states that she is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Dated: September 24, 2013

/s/ Karen Hager
Name: Karen Hager
Title: Chief Compliance Officer

40